7059


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No. _______)


                             U.S. Electricar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  90328P 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Carl D. Perry, 19850 Magellan Drive, Torrance, CA 90502 (310) 327-2800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 19, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)


---------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                        Forms                                         7060
-------------------------------------------------------------------------------------------------------------------

----------------------                                                                            -----------------
CUSIP No.  90328P 10 0                              13D                                           Page 2 of 6 Pages
----------------------                                                                            -----------------


-------------------------------------------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carl D. Perry      ###-##-####
-------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [ ]
                                                                                (b) [ ]
-------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
   4  SOURCES OF FUNDS*
         PF
-------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                          [ ]
-------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES                                     7   SOLE VOTING POWER
BENEFICIALLY OWNED                                        52,882,122
 BY EACH REPORTING                                   --------------------------------------------------------------
   PERSON WITH                                        8   SHARED VOTING POWER
                                                          -0-
                                                     --------------------------------------------------------------
                                                      9   SOLE DISPOSITIVE POWER
                                                          52,882,122
                                                     --------------------------------------------------------------
                                                     10   SHARED DISPOSITIVE POWER
                                                          -0-
-------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         52,882,122
-------------------------------------------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.19%
-------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


         IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

         The following statement on Schedule 13D (the "Statement") with respect to the common stock, no par value per share (the "Common Stock"), of U.S. Electricar, Inc. (the "Issuer") is being filed on behalf of Carl D. Perry.


ITEM 1.  Security and Issuer

         This Statement relates to the Common Stock of the Issuer, U.S. Electricar, Inc. The Issuer's principal executive offices are located at 19850 Magellan Drive, Torrance, CA 90502.


ITEM 2.  Identity and Background

     (a) This Statement is being filed on behalf of Carl D. Perry.

     (b) The address of Mr. Perry is 510 South Burnside Avenue, Los Angeles, CA 90036.

     (c) Mr. Perry's principal employment is with the Issuer where he currently acts as the Chief Executive Officer. The address of the Issuer is 19850 Magellan Drive, Torrance, CA 90502.

 (d)-(e) Mr. Perry has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Perry, during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Perry is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

         On March 19, 1999, Mr. Perry purchased from ITOCHU Corporation (i) 37,348,289 shares of Issuer's common stock, for an aggregate purchase price of $1, and (ii) notes with a principal value of $4.3 million, with $3.0 million of such principal convertible into 14,333,333 shares of Issuer's common stock, for an aggregate purchase price of $50,000. The purchase price for the shares and notes was paid with Mr. Perry's personal funds. (The 51,681,622 shares of Issuer's common stock, representing the 37,348,289 shares of Issuer's common stock acquired directly by Mr. Perry from Itochu and the 14,333,333 shares of Issuer's common stock issuable upon conversion of the notes, are collectively referred to herein as the "Itochu Shares")

ITEM 4.  Purpose of the Transaction.

         Mr. Perry acquired the shares of Common Stock identified in this Statement for investment purposes. Mr. Perry has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Mr. Perry reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer in open market or privately negotiated transactions on terms deemed by them to be appropriate.


ITEM 5.  Interest in Securities of the Issuer.

     (a) As of the date of this Statement: Mr. Perry beneficially owns individually an aggregate of 52,882,122 shares of the Issuer's Common Stock, representing 22.19% of the shares outstanding, based on 222,789,681 shares of Common Stock outstanding as of June 15, 1999.

     (b) Subject to the qualifications set forth below, Mr. Perry has sole voting and dispositive power with respect to the 52,882,122 shares of the Issuer's Common Stock identified in this Statement. However, on June 14, 1999, Mr. Perry entered into a Shareholders' Agreement dated as of June 1, 1999 with Jagen Pty. Ltd. and Anthony Rawlinson. As set forth more fully in the Shareholders' Agreement attached hereto as
         Exhibit 1, Mr. Perry agreed to (A) vote all of the Issuer's common stock shares held by him in favor of: (i) one director nominated by the purchasers thereunder and the remaining directors nominated by a majority of the Issuer's Board of Directors; (ii) Anthony Rawlinson as the Chairman of the Issuer's Board of Directors; and (iii) if approved by a majority of the Issuer's Board of Directors, the removal of a director from, and the election of a director to fill a vacancy on, the Issuer's Board of Directors; and (B) a restriction on the transfer of the Itochu Shares except with the approval of Issuer's Board of Directors.

     (c) See Item 5.(b)

     (d) No person other than Mr. Perry has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer's Common Stock owned or sold by Mr. Perry.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Shareholders' Agreement, Mr. Perry is not party to any contract, arrangement, understanding or relationship with any other person, including, without limitation, the Issuer, with respect to the securities of the Issuer.

ITEM 7.  Material to Be Filed as Exhibits.

         1.  Shareholders' Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999


                                               /s/ Carl Perry
                                               ---------------------------------
                                               Carl Perry